SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)
(Amendment No. 1)1
K12 Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
48273U 102
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)
1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 17 pages.

CUSIP No.	48273U 102	13G

1	NAME OF REPORTING PERSON I.R.S. Identification No. of Above Persons (Entities Only) Learning Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		4,665,083 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,665,083 shares

WITH:	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,665,083 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

16.2%

12	TYPE OF REPORTING PERSON

OO

Page 2 of 17 pages.

CUSIP No.	48273U 102	13G

1	NAME OF REPORTING PERSON I.R.S. Identification No. of Above Persons (Entities Only) Learning Group Partners

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	5	SOLE VOTING POWER

NUMBER OF		399,171 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		399,171 shares

WITH:	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

399,171 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.4%

12	TYPE OF REPORTING PERSON

PN

Page 3 of 17 pages.

CUSIP No.	48273U 102	13G

1	NAME OF REPORTING PERSON I.R.S. Identification No. of Above Persons (Entities Only) Hampstead Associates, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		1,522 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,522 shares

WITH:	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,522 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 0.1%

12	TYPE OF REPORTING PERSON

OO

Page 4 of 17 pages.

CUSIP No.	48273U 102	13G

1	NAME OF REPORTING PERSON I.R.S. Identification No. of Above Persons (Entities Only) Cornerstone Financial Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	5	SOLE VOTING POWER

NUMBER OF		85,000 shares (including warrants to purchase 2,497 shares)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		85,000 shares (including warrants to purchase 2,497 shares)

WITH:	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

85,000 shares (including warrants to purchase 2,497 shares)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.3%

12	TYPE OF REPORTING PERSON

OO

Page 5 of 17 pages.

CUSIP No.	48273U 102	13G

1	NAME OF REPORTING PERSON I.R.S. Identification No. of Above Persons (Entities Only) Knowledge Industries LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	5	SOLE VOTING POWER

NUMBER OF		82,503 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		82,503 shares

WITH:	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

82,503 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.3%

12	TYPE OF REPORTING PERSON

OO

Page 6 of 17 pages.

CUSIP No.	48273U 102	13G

1	NAME OF REPORTING PERSON I.R.S. Identification No. of Above Persons (Entities Only) Knowledge Universe Learning Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		Warrants to purchase 7,965 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,665,083 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		Warrants to purchase 7,965 shares

WITH:	8	SHARED DISPOSITIVE POWER

4,665,083 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,673,048 shares (including warrants to purchase 7,965 shares)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

16.2%

12	TYPE OF REPORTING PERSON

OO

Page 7 of 17 pages.

CUSIP No.	48273U 102	13G

1	NAME OF REPORTING PERSON I.R.S. Identification No. of Above Persons (Entities Only) Ridgeview Associates, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,522 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

1,522 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,522 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 0.1%

12	TYPE OF REPORTING PERSON

OO

Page 8 of 17 pages.

CUSIP No.	48273U 102	13G

1	NAME OF REPORTING PERSON I.R.S. Identification No. of Above Persons (Entities Only) Lowell J. Milken

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	5	SOLE VOTING POWER

NUMBER OF		20,000 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,158,741 shares (including warrants to purchase 10,462 shares)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		20,000 shares

WITH:	8	SHARED DISPOSITIVE POWER

5,158,741 shares (including warrants to purchase 10,462 shares)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,178,741 (including warrants to purchase 10,462 shares)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

17.9%

12	TYPE OF REPORTING PERSON

IN

Page 9 of 17 pages.

CUSIP No.	48273U 102	13G

1	NAME OF REPORTING PERSON I.R.S. Identification No. of Above Persons (Entities Only) Michael R. Milken

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,156,244 shares (including warrants to purchase 7,965 shares)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

5,156,244 shares (including warrants to purchase 7,965 shares)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,156,244 shares (including warrants to purchase 7,965 shares)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

17.9%

12	TYPE OF REPORTING PERSON

IN

Page 10 of 17 pages.

Item 1.
(a)	Name of Issuer:

K12 Inc.

(b)	Address of Issuer’s Principal Executive Offices:

2300 Corporate Park Drive Herndon, VA 20171
Item 2.
(a)	Name of Persons Filing:

Learning Group LLC
Learning Group Partners
Hampstead Associates, L.L.C.
Cornerstone Financial Group LLC
Knowledge Industries LLC
Knowledge Universe Learning Group LLC
Ridgeview Associates, LLC
Lowell J. Milken
Michael R. Milken

(b)	Address of Principal Business Office:

1250 Fourth Street Santa Monica, California 90401

(c)	Citizenship:

See Item 4 of each cover page.

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

48273U 102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4. Ownership.
     (a) Amount Beneficially Owned:
Page 11 of 17 pages.

     Learning Group LLC (“Learning Group”) holds 4,665,083 shares of common stock of the Issuer. Knowledge Universe Learning Group LLC (“KULG”) holds warrants to purchase 7,965 shares of common stock of the Issuer. KULG also may be deemed to be a controlling person of Learning Group, and in such capacity may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, the securities owned of record by Learning Group.
     Learning Group Partners (“Learning Group Partners”) holds 399,171 shares of common stock of the Issuer.
     Hampstead Associates, L.L.C. (“Hampstead”) holds 1,522 shares of common stock of the Issuer. Ridgeview Associates, LLC (“Ridgeview”) is the manager and a member of Hampstead, and in such capacities may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, the securities owned of record by Hampstead.
     Cornerstone Financial Group LLC (“Cornerstone”) holds 82,503 shares of common stock of the Issuer, and warrants to purchase 2,497 shares of common stock of the Issuer.
     Knowledge Industries LLC (“Knowledge Industries”) holds 82,503 shares of common stock of the Issuer.
     Lowell J. Milken holds 20,000 shares of common stock of the Issuer.
     Lowell J. Milken may be deemed to be a controlling person of each of Learning Group, KULG, Learning Group Partners, Hampstead, Ridgeview and Cornerstone and in such capacities may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any securities beneficially owned by any of such entities, but disclaims such beneficial ownership.
     Michael R. Milken may be deemed to be a controlling person of each of Learning Group, KULG, Learning Group Partners, Hampstead, Ridgeview and Knowledge Industries, and in such capacity may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any securities beneficially owned by any of such entities, but disclaims such beneficial ownership.
     The persons named in Item 2(a) of this Schedule 13G may be deemed to be a group with respect to the securities of the Issuer which they hold directly or indirectly. Such persons disclaim such group membership.
     (b) Percent of Class:
     See Item 11 of each cover page.
Page 12 of 17 pages.

     (c) Number of shares as to which such person has:
     (i) Sole power to vote or direct the vote:
     See Item 5 of each cover page.
     (ii) Shared power to vote or direct the vote:
     See Item 6 of each cover page.
     (iii) Sole power to dispose or direct the disposition of:
     See Item 7 of each cover page.
     (iv) Shared power to dispose or direct the disposition of:
     See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 4 above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Attachment A.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.
Page 13 of 17 pages.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2009	Learning Group LLC,
a Delaware limited liability company

/s/ Stanley E. Maron By: Stanley E. Maron,
Its: Secretary

Dated: February 11, 2009	Learning Group Partners,
a California general partnership

/s/ Stanley E. Maron

By: Stanley E. Maron,
Its: Secretary

Dated: February 11, 2009	Hampstead Associates, L.L.C.,
a Delaware limited liability company

/s/ Stanley E. Maron

By: Stanley E. Maron,
Its: Secretary

Dated: February 11, 2009	Cornerstone Financial Group LLC,
a California limited liability company

/s/ Stanley E. Maron

By: Stanley E. Maron,
Its: Secretary

Dated: February 11, 2009	Knowledge Industries LLC,
a California limited liability company

/s/ Stanley E. Maron

By: Stanley E. Maron,
Its: Secretary
Page 14 of 17 pages.

Dated: February 11, 2009	Knowledge Universe Learning Group LLC,
a Delaware limited liability company

/s/ Stanley E. Maron By: Stanley E. Maron,
Its: Secretary

Dated: February 11, 2009	Ridgeview Associates, LLC,
a California limited liability company

/s/ Stanley E. Maron

By: Stanley E. Maron,
Its: Secretary

Dated: February 11, 2009
/s/ Lowell J. Milken

Lowell J. Milken,
an individual

Dated: February 11, 2009
/s/ Michael R. Milken

Michael R. Milken,
an individual
Page 15 of 17 pages.

ATTACHMENT A
     Learning Group LLC, a Delaware limited liability company, Learning Group Partners, a California general partnership, Hampstead Associates, L.L.C., a Delaware limited liability company, Ridgeview Associates, LLC, a California limited liability company, Cornerstone Financial Group LLC, a California limited liability company, Knowledge Industries LLC, a California limited liability company, Knowledge Universe Learning Group, a Delaware limited liability company, Lowell J. Milken, an individual, and Michael R. Milken, an individual may be deemed to be a group under Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) with respect to the securities of the issuer. Such persons disclaim such group membership. The filing of this statement shall not be deemed an admission that, for purposes of Section 13 of the Exchange Act, or otherwise, a Reporting Person is the beneficial owner of equity securities covered by this statement or any other statement that are beneficially owned, directly or indirectly, by any other person.
Page 16 of 17 pages.

EXHIBIT INDEX
Exhibit 1 — Joint Filing Agreement dated as of February 12, 2008 (incorporated by reference to Schedule 13G filed February 13, 2008)
Page 17 of 17 pages.